Filed pursuant to Rule 433

June 19, 2017

Relating to

Preliminary Prospectus Supplement dated June 19, 2017 to

Prospectus dated June 15, 2015

Registration Statement No. 333-203948

DH EUROPE FINANCE S.A.

€250,000,000 Floating Rate Senior Notes due 2022

€600,000,000 1.200% Senior Notes due 2027

Fully and Unconditionally Guaranteed by

Danaher Corporation

Pricing Term Sheet

Floating Rate Notes

Issuer:	DH Europe Finance S.A.

Guarantor:	Danaher Corporation

Aggregate Principal Amount Offered:	€250,000,000 of Floating Rate Senior Notes Due 2022 (the “Floating Rate Notes”)

Type of Offering:	SEC registered (No. 333-203948)

Trade Date:	June 19, 2017

Settlement Date (T+9):	We expect delivery of the Floating Rate Notes will be made against payment therefor on or about June 30, 2017, which is the ninth business day following the date hereof (such settlement cycle being referred to as “T+9”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Floating Rate Notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	June 30, 2022

Interest Payment Dates and Interest Reset Dates:	Quarterly in arrears on March 31, June 30, September 30 and December 31, beginning on September 30, 2017

Interest Determination Dates:	Second TARGET2 Business Day immediately preceding the applicable Interest Reset Date

Interest Reset Period:	Quarterly

Day Count Convention:	Actual/360

Base Rate:	EURIBOR

Spread:	Plus 0.300%

Index Maturity:	Three months

Initial Interest Rate:	Base Rate plus 0.300% per annum (to be determined by the Paying and Calculation Agent on the second banking day prior to the Settlement Date)

Minimum Interest Rate:	0.000%

Initial Base Rate:	3-month EURIBOR in effect on June 28, 2017

Initial Interest Reset Date:	September 30, 2017

Price to Public (Issue Price):	100.147

Currency of Payment:	Euro

Optional Redemption:	Except as described in the prospectus under “Description of Notes—Redemption Upon Changes in Withholding Taxes,” the Floating Rate Notes will not be redeemable prior to maturity.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the notes in full, it will be required to make an offer to repurchase the Floating Rate Notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, on such notes to the date of repurchase.

Form/Clearing System:	The Floating Rate Notes will be issued only in registered, book-entry form. A global Note representing the Floating Rate Notes will be deposited with a common depositary for Euroclear and Clearstream.

Listing:	Application will be made to have the Floating Rate Notes listed on The New York Stock Exchange.

Paying and Calculation Agent:	The Bank of New York Mellon, London Branch

Common Code / CUSIP / ISIN:	163716224 / 23290Y AF3 / XS1637162246

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Expected Long-term Debt Ratings*:	A2/A (Moody’s: stable/S&P: stable)

Joint Book-Running Managers:	BNP Paribas Merrill Lynch International Deutsche Bank AG, London Branch Commerzbank Aktiengesellschaft HSBC Bank plc J.P. Morgan Securities plc Lloyds Bank plc

2027 Notes

Issuer:	DH Europe Finance S.A.

Guarantor:	Danaher Corporation

Aggregate Principal Amount Offered:	€600,000,000 of 1.200% Senior Notes Due 2027 (the “2027 Notes”)

Type of Offering:	SEC registered (No. 333-203948)

Trade Date:	June 19, 2017

Settlement Date (T+9):	We expect delivery of the 2027 Notes will be made against payment therefor on or about June 30, 2017, which is the ninth business day following the date hereof (such settlement cycle being referred to as “T+9”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2027 Notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	June 30, 2027

Coupon (Interest Rate):	1.200%

Price to Public (Issue Price):	99.682%

Yield to Maturity:	1.234%

Spread to Benchmark German Government Security:	94.7 bps

Benchmark German Government Security:	DBR 0.250% due 2027

Benchmark German Government Security Price/Yield:	99.650% / 0.287%

Mid-Swap Yield:	0.764%

Mid-Swap Maturity:	10-year

Spread to Mid-Swap:	47 bps

Interest Payment Dates:	Annually in arrears on June 30, beginning on June 30, 2018

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following, unadjusted

Currency of Payment:	Euro

Optional Redemption:

At any time and from time to time prior to March 30, 2027 (three months prior to the maturity date of the 2027 Notes), the Issuer will have the right, at its option, to redeem the 2027 Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) on the 2027 Notes to be redeemed (not including any portion of the payments of interest that will be accrued and unpaid to and including the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below) plus 15 basis points, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

On or after March 30, 2027 (three months prior to the maturity date of the 2027 Notes), the Issuer will have the right, at its option, to redeem the 2027 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the 2027 Notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a German government bond whose maturity is closest to March 30, 2027 (three months prior to the maturity date of the 2027 Notes to be redeemed), or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Issuer, determine to be appropriate for determining the Comparable Government Bond Rate.

“Remaining Scheduled Payments” means, with respect to each 2027 Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date (assuming that such 2027 Note matured on March 30, 2027) but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such 2027 Note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the 2027 Notes in full, it will be required to make an offer to repurchase the 2027 Notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, on such notes to the date of repurchase.

Form/Clearing System:	The 2027 Notes will be issued only in registered, book-entry form. A global Note representing the 2027 Notes will be deposited with a common depositary for Euroclear and Clearstream.

Listing:	Application will be made to have the 2027 Notes listed on The New York Stock Exchange.

Common Code / CUSIP / ISIN:	163716259 / 23290Y AE6 / XS1637162592

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Expected Long-term Debt Ratings*:	A2/A (Moody’s: stable/S&P: stable)

Joint Book-Running Managers:	BNP Paribas Merrill Lynch International Deutsche Bank AG, London Branch Commerzbank Aktiengesellschaft HSBC Bank plc J.P. Morgan Securities plc Lloyds Bank plc

Incorporation by Reference:	The Guarantor has filed an additional Current Report on Form 8-K today, which is incorporated by reference into the Preliminary Prospectus Supplement as described in the “Incorporation by Reference” section of the Preliminary Prospectus Supplement.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas, at 1-800-854-5674, or Merrill Lynch International at 1-800-294-1322, or Deutsche Bank AG, London Branch, at 1-800-503-4611.

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